ProFrac Holding Corp.

333 Shops Boulevard, Suite 301

Willow Park, Texas 76087

March 31, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	ProFrac Holding Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 30, 2021

Registration Statement on Form S-1

Filed November 22, 2021

File No. 333-261255

Ladies and Gentlemen:

Set forth below are the responses of ProFrac Holding Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2021, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-261255, submitted to the Commission on November 30, 2021 (“Amendment No. 1”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 to the Registration Statement unless otherwise specified. All capitalized terms used in this letter that are not defined have the meaning given in Amendment No. 2.

Form S-1 Filed on November 22, 2021

Summary Historical Consolidated and Combined Financial Data

Non-GAAP Financial Measures, page 30

1.

We note your response to comment 3 and your renamed non-GAAP measure “Surplus Cash Generation.” The name of this measure implies that it is a liquidity measure. We issue our prior comment in part. Please rename the title of this non-GAAP measure to more appropriately portray it as a performance measure.

RESPONSE: We have revised pages 32, 84 and elsewhere in Amendment No. 2 to rename this non-GAAP measure to more appropriately portray it as a performance measure as requested.

Securities and Exchange Commission

March 31, 2022

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery...,page 57

2.

We note that in the Fourteenth clause of your Amended and Restated Certificate of Incorporation filed as Exhibit 3.2 you disclose that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. However, such exclusive forum is not disclosed in your prospectus. Please revise.

RESPONSE: We have revised pages 62 and 161 of Amendment No. 2 as requested.

Risks related to the FTSI Acquisition

This offering is not conditioned upon the completion of the FTSI Acquisition or the closing of the New Term Loan, page 64

3.

We note your disclosure that if you complete the FTSI Acquisition but are unable to close on the New Term Loan, you expect to fund the FTSI Acquisition with a combination of cash on hand, cash held by FTSI and advances under the equity financing letter, or ECL, which could adversely affect your liquidity. Please disclose the material terms of the ECL, such as the interest rate, repayment schedule and maturity of any advances under the ECL. Please also file the ECL or tell us why you do not believe this is a material agreement under Item 601(b)(10) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised pages 18, 71 and elsewhere in Amendment No. 2 to reflect that the FTSI Acquisition closed on March 4, 2022. Moreover, we funded the FTSI Acquisition, and our associated expenses, with a combination of borrowings under the New Term Loan Credit Facility and the New ABL Credit Facility, ProFrac LLC’s cash on hand, proceeds from the FTSI Sale Leaseback and subordinated debt financing from THRC Holdings, L.P., a Texas limited partnership that is controlled by Dan Wilks (“THRC Holdings”) and Equify Financial, LLC, an affiliate of the Wilks. THRC Holdings entered into the ECL to ensure we would have adequate funding to consummate the FTSI Acquisition. Because we did not utilize advances under the ECL to fund the FTSI Acquisition, we respectfully advise the Staff that we have not included information regarding the material terms of the ECL in Amendment No. 2.

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Securities and Exchange Commission

March 31, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle at (713) 758-2350 or Scott D. Rubinsky at (713) 758-3287, each of Vinson & Elkins L.L.P.

Very truly yours,

PROFRAC HOLDING CORP.

By:	/s/ Lance Turner
Name:	Lance Turner
Title:	Chief Financial Officer

Enclosures

cc:	Robert Willette, ProFrac Holding Corp.

Michael S. Telle, Vinson & Elkins L.L.P.

Scott D. Rubinsky, Vinson & Elkins L.L.P.